OMB APPROVAL

OMB Number: 3235-0116

Expires: July 31, 2008

Estimated average burden
hours per response: 6.20

OMB APPROVAL

OMB Number: 3235-0116

Expires: July 31, 2008

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of July 2006

Commission File Number: 0-31100

RIMFIRE MINERALS CORPORATION
700-700 West Pender Street Vancouver BC Canada V6C 1G8

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No  ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):        82-

Consolidated Financial Statements

Six months ended July 31, 2006

These financial statements have not been reviewed by the Company’s auditors.

RIMFIRE MINERALS CORPORATION

Consolidated Statements of Operations
Six months ended July 31
(Expressed in Canadian Dollars)
(Unaudited – prepared by management)

	2006	2005	2006	2005
	3 months	3 months	6 months	6 months
Mineral Property Interests
Revenue
Option proceeds	$ -	$ -	$ 60,000	$ 40,000
Project management fees	1,858	15,891	2,380	16,481
	1,858	15,891	62,380	56,481
Expenses
Acquisition costs	28,888	4,783	45,994	6,914
Exploration expenditures	463,248	410,551	647,660	482,497
Joint venture reimbursement	(85,894)	(14,492)	(85,894)	(16,742)
Exploration tax credits	(14,829)	(1,161)	(24,055)	(2,220)
	391,413	399,681	583,705	470,449
Loss from mineral property operations	389,555	383,790	521,325	413,968

Other Operations
Revenue
Interest	40,536	12,670	69,087	26,768
Other	509	6,612	1,492	7,270
	41,045	19,282	70,579	34,038
Expenses
Accounting and legal	4,918	8,190	6,945	13,428
Depreciation	11,318	5,734	19,043	10,519
Foreign exchange loss (gain)	7,149	(66)	11,749	423
Investor services	22,281	19,188	32,163	29,289
Management services	32,836	24,722	66,335	66,824
Marketing and promotion	23,767	22,265	48,731	43,965
Office	51,249	28,863	67,165	51,633
Rent	15,916	17,577	35,346	27,507
Salaries and support services	91,572	62,829	172,209	124,548
Share-based compensation	674,985	-	693,491	18,506
Travel and entertainment	18,271	7,964	35,819	21,772
	954,262	197,266	1,188,996	408,414
Loss from other operations	913,217	177,984	1,118,417	374,376

Loss Before Securities Transactions	1,302,772	561,774	1,639,742	788,344
Gain on Marketable Securities	82,097	-	82,097	-

Loss before Income Taxes	1,220,675	561,774	1,557,645	788,344
Future Income Tax Recovery (Note 7)	-	-	-	-
Net Loss	$1,220,675	$ 561,774	$1,557,645	$ 788,344

Basic and Diluted Loss Per Share	$ 0.06	$ 0.03	$ 0.07	$ 0.04
Weighted average shares outstanding	21,721,539	18,008,766	21,077,760	17,951,120

RIMFIRE MINERALS CORPORATION

Consolidated Balance Sheets
July 31
(Expressed in Canadian Dollars)
(Unaudited – prepared by management)

				Year End
		2006	2005	Jan. 31
ASSETS				2006
Current
Cash		$2,865,919	$2,501,857	$2,836,027
Short-term investments		1,198,924	-	-
Marketable securities (Note 2)		278,225	139,870	88,370
Accounts receivable		106,932	222,501	64,635
Prepaid expenses		37,079	111,130	16,192
Deposits - Equity Engineering (Note 5)		796,175	79,698	-
		5,283,254	3,055,056	3,005,224

Office and Computer Equipment, less
accumulated depreciation of $78,007 (2005 - $46,821)		73,577	53,151	61,564
Project Deposits (Note 3)		38,700	27,700	28,700
Mineral Property Interests (Note 4)		-	-	-

		$5,395,531	$3,135,907	$3,095,488

LIABILITIES
Current
Accounts payable and accruals		$48,898	$214,821	$62,733
Payable to related party (Note 6)		-	-	36,846
Joint venture project deposits		397,156	74,328	-
		446,054	289,149	99,579

Mineral Property Reclamation obligation (Note 10)		35,363	35,363	35,363
		481,417	324,512	134,942

SHAREHOLDERS’ EQUITY
Share Capital (Note 5)		12,055,375	8,177,823	9,358,013
Contributed Surplus (Note 5 )		1,525,372	918,753	922,976
Deficit		(8,878,088)	(6,285,181)	(7,320,443)
Accumulated Other Comprehensive Income (Note 2)		211,455	-	-
		4,914,114	2,811,395	2,960,546

		$5,395,531	$3,135,907	$3,095,488

APPROVED BY THE BOARD

“Henry J. Awmack”	Director

“David A. Caulfield”	Director

The accompanying notes are an integral part of these consolidated financial statements

RIMFIRE MINERALS CORPORATION

Consolidated Statements of Comprehensive Income
Six months ended July 31
(Expressed in Canadian Dollars)
(Unaudited – prepared by management)

	2006	2005	2006	2005
	3 months	3 months	6 months	6 months

Net Income (Loss)	($1,220,675)	($ 561,774)	($1,557,645)	($ 788,344)
Other comprehensive income
Changes in fair value of investments	74,695	-	152,707	-
Gains realized on sale of investments	(35,350)	-	(35,350)	-
Other than temporary impairment charge	-	-	-	-
Tax effect of other comprehensive income	-	-	-	-

Other comprehensive income (loss)	39,345	-	117,357	-

Total comprehensive income (loss)	($1,181,330)	($ 561,774)	($1,440,288)	($ 788,344)

The accompanying notes are an integral part of these consolidated financial statements

RIMFIRE MINERALS CORPORATION

Consolidated Statement of Cash Flows
Six months ended July 31
(Expressed in Canadian Dollars)
(Unaudited – prepared by management)

	2006	2005	2006	2005
	3 months	3 months	6 months	6 months
Cash Flows Used for Operating Activities
Mineral property interest costs
Acquisition costs	$ (37,748)	$ (5,211)	$ (55,666)	$ (8,279)
Exploration costs (net of reimbursement)	(358,236)	(367,286)	(533,374)	(465,291)
Joint venture project deposits	397,156	(14,211)	397,156	(23,478)
Option proceeds	-	-	60,000	40,000
Project management revenue	2,006	15,891	2,741	16,481
Reclamation deposits	(10,000)	-	(10,000)	16,700
Other operations
Cash paid for supplies and services	(315,123)	(227,605)	(524,038)	(363,566)
Advances from related party	(748,721)	(45,471)	(833,021)	(113,065)
Interest and other revenue received	19,283	4,685	46,111	7,836

	(1,051,383)	(639,208)	(1,450,091)	(892,662)

Cash Flows Used for Investing Activities
Proceeds from sale of securities	103,697	-	103,697	-
Purchase of short-tem investments	(1,198,924)	-	(1,198,924)	-
Purchase of office and field equipment	(24,518)	(5,795)	(31,057)	(13,120)

	(1,119,745)	(5,795)	(1,126,284)	(13,120)

Cash Flows From Financing Activities
Common shares issued for cash	-	705,110	2,661,650	709,160
Share issue costs	(7,419)	(24,684)	(55,383)	(25,604)

	(7,419)	680,426	2,606,267	683,556

Increase (Decrease) in Cash	(2,178,547)	35,423	29,892	(222,226)
Cash, Beginning of Period	5,044,466	2,466,434	2,836,027	2,724,083

Cash, End of Period	2,865,919	$2,501,857	2,865,919	$2,501,857

Supplemental Information on Non-Cash Transactions
Share-based compensation expense	(674,985)	26,280	(602,396)	7,774
Contributed surplus	674,985	(26,280)	602,396	(7,774)

The accompanying notes are an integral part of these consolidated financial statements

RIMFIRE MINERALS CORPORATION

Consolidated Statement of Changes in Shareholders’ Equity
Six months ended July 31
(Expressed in Canadian Dollars)
(Unaudited – prepared by management)

	2006	2005	2006	2005
	3 months	3 months	6 months	6 months

Common Shares (Note 5)
Balance, beginning of period	$12,055,973	$ 7,471,117	$9,358,013	$7,467,987
Issued for
Cash - private placement	-	-	2,550,000	-
Cash - Private placement (flow-through)	-	500,000	-	500,000
Cash – exercise of warrants	-	186,360	-	190,410
Cash – exercise of options	-	45,030	202,745	45,030
Share issue costs	(598)	(24,684)	(55,383)	(25,604)
Balance, end of period	12,055,375	8,177,823	12,055,375	8,177,823

Contributed Surplus
Balance, beginning of period	850,387	945,033	922,976	926,527
Share-based compensation	674,985	-	693,491	18,506
Transfer to common shares on exercise of vested share purchase options	-	(26,280)	(91,095)	(26,280)
Balance, end of period	1,525,372	918,753	1,525,372	918,753

Deficit
Balance, beginning of period	(7,657,413)	(5,723,407)	(7,320,443)	(5,496,837)
Net loss for the period	(1,220,675)	(561,774))	(1,557,645)	(788,344)
Balance, end of period	(8,878,088)	(6,285,181)	(8,878,088)	(6,285,181)

Accumulated Other Comprehensive Income
Balance, beginning of period	172,110	-	94,098	-
Changes in fair value of investments	74,695	-	152,707	-
Gains realized on sale of investments	(35,350)	-	(35,350)	-
Other than temporary impairment charge	-	-	-	-
Balance, end of period	211,455	-	211,455	-

Shareholders’ Equity	$4,914,114	$ 2,811,395	$4,914,114	$2,811,395

The accompanying notes are an integral part of these consolidated financial statements.

RIMFIRE MINERALS CORPORATION
Consolidated Statement of Mineral Property Expenditures
Six months ended July 31
(Expressed in Canadian Dollars)
(Unaudited – prepared by management)

Option Proceeds	Acquisition Costs	Exploration Costs	Joint Venture Repayments	Tax Credits

Canada
Jake	$ -	$ 13,509	$116,998	$ -	$ (19,219)
Northgate Alliance	-	-	171,937	(80,183)	-
RDN	60,000	-	7,201	-	(1,190)
Thorn	-	385	14,455	-	(1,708)
Tide	-	-	2,053	-	(5)
Williams	-	-	6,436	-	(652)
Other	-	41	51,330	(5,711)	(1,281)

Alaska	-	5,460	198,172	-	-
Nevada	-	26,599	79,078	-	-

Total	$ 60,000	$ 45,994	$647,660	$ (85,894)	$ (24,055)

Cumulative Net Mineral Property Costs since Inception

Balance	Current	Balance
January 31, 2006	Expenditures	July 31, 2006

Canada
Jake	$ 35,795	$ 111,288	$ 147,083
Northgate Alliance	-	91,754	91,754
RDN	779,630	(53,989)	725,641
Thorn	1,090,290	13,132	1,103,422
Tide	(102,645)	2,048	(100,597)
Williams	391,036	5,784	396,820
Other	356,093	44,379	400,472

Alaska	323,099	203,632	526,731
Nevada	223,914	105,677	329,591

Total	$ 3,097,212	$ 523,705	$ 3,620,917

* Other includes property examinations, generative projects, and exploration initiatives that are not associated with specific mineral property interests or agreements.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

July 31, 2006

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

1.

SIGNIFICANT ACCOUNTING POLICIES

These interim financial statements do not contain all the information required for annual financial statements and should be read in conjunction with the most recent annual financial statements of the Company and the accompanying Management Discussion and Analysis. These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada, which conform in all material respects with accounting principles generally accepted in the United States of America, except as described in Note 9 to the consolidated financial statements. These consolidated financial statements include the following significant policies:

Operations and Basis of Consolidation

The Company was incorporated on May 7, 1991 as Bull Pine Explorations Ltd. and commenced mineral exploration operations in Canada in 1991. The Company changed its name to Rimfire Minerals Corporation on November 4, 1997. One of the Company’s wholly-owned subsidiary companies, Rimfire Alaska, Ltd., which was incorporated on August 19, 1998, conducts exploration of mineral properties located in the State of Alaska. A second wholly-owned subsidiary company, Rimfire Nevada Ltd., which was incorporated on January 4, 2005, conducts exploration of mineral properties located in the State of Nevada.

These consolidated financial statements include the accounts of the Company and its wholly-owned United States subsidiaries, Rimfire Alaska, Ltd. and Rimfire Nevada Ltd. (individually and collectively the “Company”).

Marketable Securities

Marketable securities are classified as available-for-sale securities, which are reported at market value. At the end of each reporting period, the fair values of securities which are traded on a recognized exchange are reported at the closing price on the balance sheet date or the last date on which the shares traded. When the Company’s holdings exceed 20 days of average trading volume, appropriate discounts from closing price will be applied to reflect the net realizable market value. The Company does not have any securities for which a quoted value is unavailable.

The resulting unrealized gains or losses are included in the determination of comprehensive income. When gains or losses are realized, the amount will be transferred from other comprehensive income to the statement of net income. When declines in value are significant and not considered temporary, the write-down in value will be included in determination of net income.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

July 31, 2006

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

1.

SIGNIFICANT ACCOUNTING POLICIES (continued)

Office and Computer Equipment

Office and computer equipment are recorded at cost. Depreciation is provided at annual rates considered sufficient to amortize the cost of the assets over their estimated useful lives as follows:

Computer software	100%
Computer equipment	45%
Office equipment and furniture	20%

Mineral Property Interests

The Company’s mineral property interests are composed of mineral properties owned by the Company and rights to ownership of mineral properties which the Company can earn through cash or share payments, incurring exploration expenditures and combinations thereof. The Company’s property ownership and rights to property ownership are described in Note 4.

The Company accounts for its mineral property interests whereby all acquisition and exploration costs are charged to expense as incurred and all property sales and option proceeds received are credited to operations. When the existence of a mineral reserve on a property has been established, future acquisition, exploration and development costs will be capitalized for that property. After commercial production on a property commences, the net capitalized costs will be charged to future operations using the unit of production method based on estimated recoverable reserves on the property.

Mineral Property Reclamation Obligations

The Company recognizes the fair value of a liability for a reclamation obligation on mineral property interests when the obligation is incurred and the fair value can be reasonably estimated.  The fair value of the obligations is based on the estimated cash flow required to settle the obligations, discounted using the Government of Canada Bond Rate for the applicable term adjusted for the Company’s credit rating. The fair value of the obligation is recorded as a liability with the same amount charged to mineral property expenses. The liability is adjusted for accretion expense representing the increase in the fair value of the obligations due to the passage of time. Changes resulting from revisions to the timing or the amount of the original estimate of undiscounted cash-flows are recognized as an increase or a decrease to the carrying amount of the liability and charged to mineral property expenses. When the existence of a mineral reserve on a property has been established, future reclamation obligation costs will be capitalized for that property.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

July 31, 2006

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

1.

SIGNIFICANT ACCOUNTING POLICIES (continued)

Share-Based Compensation

The Company issues options to purchase shares under the terms described in Note 5. When options to purchase shares are issued to employees or directors, the fair value of the options on the date of the grant is recognized as compensation expense, with a corresponding increase in contributed surplus, over the period during which the related options vest. When options to purchase shares are issued to non-employees in return for goods and services, the fair value of the options issued is recognized as an expense, with a corresponding increase in contributed surplus, in the period in which the goods or services are received or are expected to be received.

The consideration received on the exercise of share options is credited to share capital. When options are exercised, previously recorded compensation is reclassified from contributed surplus to share capital to fully reflect the consideration for the shares issued.

Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are recorded based on temporary differences between the carrying amount of balance sheet items and their corresponding tax bases. In addition, the future tax benefits of unused tax losses and other deductions carried forward, are recognized, subject to a valuation allowance, to the extent that it is more likely than not that such future benefits will ultimately be realized.  Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates and laws expected to apply when the tax liabilities or assets are to be either settled or realized.

Flow-Through Shares

The Company has issued flow-through shares to finance some of its exploration activities. These shares were issued for cash in exchange for the Company giving up the tax benefits arising from the exploration expenditures, in accordance with tax legislation.  The Company records these share issues by crediting share capital for the full value of cash consideration received and the related future income tax liabilities are reflected as a share issue cost.

Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the rate of exchange prevailing at the balance sheet date. Non-monetary assets and liabilities are translated using historical rates. Revenue and expense items are translated at exchange rates prevailing at the time of the transaction. Foreign exchange gains and losses are included in operations.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

July 31, 2006

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

1.

SIGNIFICANT ACCOUNTING POLICIES (continued)

Loss per Share

The basic loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding during the year. The diluted loss per share reflects the potential dilution of common share equivalents, such as the outstanding share purchase options and warrants, in the weighted average number of common shares outstanding during the year, if dilutive. For this purpose, the “treasury stock method” is used for the assumed proceeds upon the exercise of share purchase options and warrants that are used to purchase common shares at the average market price during the year. Common share equivalents (Note 5) have been excluded from the computation of the diluted loss per share for the periods presented as including them would have been anti-dilutive.

Exploration Tax Credits

The Company may receive refundable exploration tax credits and grants from provincial jurisdictions in Canada equal to a specified rate of qualifying exploration expenditures incurred on properties located within that jurisdiction. The Company records these exploration tax credits or grants as it incurs the related exploration expenditures.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions about future events that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates.

2.

ACCOUNTING CHANGES

The Company adopted the new accounting recommendations of the Canadian Institute of Chartered Accountants for the recognition, measurement and disclosure of financial instruments, hedges and comprehensive income effective for the current fiscal year. This requires that all non-derivative financial assets be measured at fair value with changes in fair value of available-for -sale marketable securities disclosed in other comprehensive income. Since this is the first quarter in which this policy has been applied, the opening balance of accumulated other comprehensive income includes the difference between cost and fair value for marketable securities at the end of the previous fiscal year. The current quarter’s gains or losses in value are recognized in other comprehensive income. When securities are sold and gains or losses are realized, these gains or losses will be removed from other comprehensive income and reported in the Consolidated Statement of Operations. The transition provisions do not require restatement of previous financial statements. The fair value of available-for-sale marketable securities was $203,118 at July 31, 2005 and $182,468 at January 31, 2006.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

July 31, 2006

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

2.

ACCOUNTING CHANGES (continued)

The fair values of securities which are traded on a recognized exchange are reported at the closing price on the balance sheet date or the last date on which the shares traded. When the Company’s holdings exceed 20 days of average trading volume, appropriate discounts from closing price will be applied to reflect the net realizable market value.

3.

PROJECT DEPOSITS

Project deposits represent term deposits in favour of regulatory authorities held as site restoration deposits. The amount of the deposit is determined at the time the exploration program is planned and a notice of work is submitted to the regulatory authority. If work is more extensive than previously planned, the amount of the deposit will be increased.

4.

MINERAL PROPERTY INTERESTS

Expenditures on mineral property interests during the six months ended July 31 were:

	2006	2005
Acquisition Costs	$ 45,994	$ 6,914

Exploration Costs
Aircraft and helicopter	81,841	88,185
Camp	25,525	44,289
Chemical analysis	34,139	22,422
Drafting	4,840	3,064
Drilling and trenching	5,400	14,700
Equipment rental	17,543	7,083
Freight	6,339	5,110
Geological and engineering	262,653	176,163
Geophysical surveying	10,588	28,044
Maps and reproductions	15,827	5,244
Materials and supplies	11,964	15,183
Project management	35,573	41,539
Recording and filing	106,219	13,454
Travel	29,209	18,017
	647,660	482,497

Exploration tax credits and grants	(24,055)	(2,220)
Joint venture reimbursement	(85,894)	(16,742)
	537,711	463,535

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

July 31, 2006

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

4.

MINERAL PROPERTY INTERESTS (continued)

	2006	2005
Option Proceeds	(60,000)	(40,000)

Net Expenditures For the Period	523,705	430,449

Cumulative Net Expenditures, Beginning of Period	3,669,143	2,567,029

Cumulative Net Expenditures, End of Period	4,192,848	2,997,478

Property write-down and abandonment	(571,931)	(302,917)

Net Cumulative Expenditures On Active Mineral Properties Charged to Operations From Inception	$ 3,620,917	$2,694,561

The analysis of these expenditures by property or interest is reported in the Statements of Mineral Property Expenditures and in Management Discussion and Analysis.

The Company’s commitments to earn or acquire its mineral property interests are:

Thorn Property, British Columbia

On March 1, 2000 the Company entered into an agreement with Kohima Pacific Gold Corp. (“Kohima”) to earn a 100% interest in the Thorn mineral property, subject to a 3.5% net smelter return. The Company has earned its interest by making staged payments totalling $230,000, completing exploration expenditures of $50,000 and issuing a total of 200,000 common shares. The Company will issue an additional 200,000 shares upon commencement of commercial production from the property. The Company can purchase 2% of Kohima’s underlying net smelter return (“NSR”) for $3,000,000.

CANGOLD Limited (“CANGOLD”) has earned a 51% interest in the Thorn property pursuant to an option agreement dated March 2002. CANGOLD is operator for the project.

RDN Property, British Columbia

On July 31, 1997, the Company acquired a 100% interest in the RDN mineral claims, subject to a 1.34% net smelter return. The Company may purchase one-half of the NSR for $666,666.

The Company signed an option agreement, effective March 29, 2004, with Northgate Minerals Corporation (“Northgate”) which provides that Northgate can earn a 51% interest in the RDN Property on completion of the following:

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

July 31, 2006

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

4.

MINERAL PROPERTY INTERESTS (continued)

RDN Property, British Columbia (continued)

Exploration expenditures of:

•

not less than $1,000,000 before December 31, 2004 (completed)

•

not less than an aggregate of $2,000,000 on or before December 31, 2005
(as revised November 19, 2004) (completed)

•

not less than an aggregate of $3,000,000 on or before December 31, 2006
(as revised December 2, 2005)

•

not less than an aggregate of $5,000,000 on or before December 31, 2007
(as revised November 19, 2004)

Cash payments of:

•

$25,000 upon closing of the agreement (received)

•

$40,000 on or before March 1, 2005 (received)

•

$60,000 on or before March 1, 2006(received)

•

$75,000 on or before March 1, 2007

The Company is the project operator until Northgate has earned its 51% interest. Northgate may earn an additional 9% by completing a feasibility study and funding all expenditures up to completion of the feasibility study.

On December 14, 2005, the Company (40%) and Northgate (60%) purchased 100% of the LL property, which is contiguous with the RDN, for $30,000 cash, subject to an NSR of 2%. This royalty can be purchased at any time for $2,000,000.

Williams Property, British Columbia

On May 17, 2001 the Company entered into an option to earn a 100% interest in the property, subject to a 1.25% net smelter return. The Company has earned 100% interest by making cash payments totalling $57,500 and issuing 125,000 common shares. The Company will issue an additional 50,000 common shares upon commencement of commercial production from the property. The Company can purchase 0.75% of the NSR for $1,000,000. Additionally, annual advance royalty payments of $5,000 per year, commencing in December 2005, are payable to the underlying vendor.

On July 20, 2006 the Company signed a letter of intent with Arcus Development Group Inc (“Arcus”) for Arcus to earn a 51% interest in the Williams property upon issuing 400,000 shares to the Company, making aggregate cash payments of $210,000 and by incurring an aggregate $2,500,000 in exploration expenditures by December 31, 2009. Arcus can earn an additional 9% for a total interest of 60% by incurring an additional $3,000,000 in exploration expenditures on or before December 31, 2011. Arcus and the Company have one director in common. The decision to option the property was made with the common director abstaining.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

July 31, 2006

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

4.

MINERAL PROPERTY INTERESTS (continued)

Tide Property, British Columbia

On July 10, 2001 the Company purchased the Tide mineral property from Newmont Canada Limited subject to a 1.5% NSR in the event the property becomes commercially feasible to mine.

In October 2002, the Company granted Plutonic Capital Corp. (“Plutonic”) an option to earn a 51% interest in the property on completion of a combination of cash and share payments and exploration expenditures. In consideration for an extension, dated October 20, 2003, Plutonic issued an additional 100,000 common shares to the Company. In an option amendment agreement dated November 20, 2003, Plutonic assigned the agreement to Serengeti Resources Inc. (“Serengeti”). As compensation for this amendment, Serengeti issued 100,000 shares to the Company. Serengeti has assumed all of the obligations from the original and amended agreements with Plutonic:

Cash payments to the Company of:

•

$2,000 upon signing of the agreement (received)

•

$13,000 upon regulatory approval (received)

•

$15,000 on or before July 24, 2003 (received)

•

$25,000 on or before December 31, 2004  (as amended September 9, 2004-received)

•

$35,000 on or before December 31, 2005  (as amended September 9, 2004 -received)

•

$40,000 on or before December 31, 2006  (as amended September 9, 2004)

Issue to the Company or pay:

•

50,000 common shares or $20,000 on or before August 15, 2003 (received)

•

75,000 common shares or $35,000 on or before July 24, 2004 (received)

•

75,000 common shares or $60,000 on or before December 31, 2005
(as amended September 9, 2004) (received)

•

75,000 common shares or $85,000 on or before December 31, 2006
(as amended September 9, 2004)

Fund expenditures of at least:

•

$185,000 on or before June 30, 2004 (completed)

•

an additional $250,000 on or before December 31, 2004 (completed)

•

an additional $400,000 on or before December 31, 2005 (completed)

•

an additional $600,000 on or before December 31, 2006

The Company is the operator for the exploration programs until Serengeti’s interest has vested.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

July 31, 2006

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

4.

MINERAL PROPERTY INTERESTS (continued)

Kizmet Property, British Columbia

The Company signed a joint venture agreement with Barrick Gold Corporation (“Barrick”), effective February 26, 2005, to explore the Kizmet claims contributed by each company. Barrick paid the Company $75,000 Canadian. In January 2006, the number of claims was reduced to 93 totalling 34,078 hectares.

Barrick can increase its interest in the property to an aggregate 80% upon completion of the following:

•

to 65% upon completion of aggregate exploration expenditures of $1,200,000 (USD) over a period of three years from the date of the formal agreement;

•

to 75% upon funding exploration expenditures of not less than $500,000 (USD) per year through to a production decision; and

•

at the Company’s election, to 80% upon assisting the Company with project financing.

Jake Property, British Columbia

The Company signed an option agreement effective October 29, 2005 to earn a 100% interest in the Jake claims, subject to a 4% NSR, half of which can be purchased for US$2 million. The Company is to make cash payments of:

•

US$10,000 upon signing (paid)

•

US $20,000 on or before October 29, 2006

•

US $25,000 on or before October 29, 2007

•

US $30,000 on or before each of the third through ninth anniversary dates (US $210,000)

•

US $35,000 on or before October 29, 2015

The Company is to complete exploration expenditures of:

•

$100,000 (Canadian) on or before October 29, 2007

•

an aggregate of $300,000 (Canadian) on or before October 29, 2009

On May 18, 2006, the Company purchased the Clearwater Peak claim for $12,500, subject to a 1% NSR half of which can be purchased for $500,000.

ER-Ogo-Fire Property, Alaska

Pursuant to the terms of an agreement dated December 31, 2005 with AngloGold Ashanti (U.S.A) Exploration Inc., the Company acquired a 100% interest in the property, subject to an NSR of 2%, one-half of which can be purchased for $2,000,000 (US Dollars).

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

July 31, 2006

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

4.

MINERAL PROPERTY INTERESTS (continued)

Eagle Property, Alaska

Pursuant to the terms of an agreement dated December 31, 2005 with AngloGold Ashanti (U.S.A) Exploration Inc., the Company acquired a 100% interest in the property subject to an NSR of 2%, one-half of which can be purchased for $1,000,000 (US).

California-Surf properties, Alaska

The Company held a 30% joint venture interest in the California and Surf properties, which included several claim blocks. The joint venture partner, Western Keltic Mines Inc. (“Western Keltic”), held the remaining 70% interest in the properties.

In August 2003, Western Keltic sold its 70% interest in these claims to the Company, subject to a 1.75% NSR (of which 1% may be bought for $1,000,000), for the following payments:

•

 $25,000, or 50,000 common shares at the election of the Company, upon completion of $1,500,000 of exploration expenditures subsequent to the agreement,

•

$50,000, or 50,000 common shares at the election of the Company, upon completion of an aggregate $3,000,000 of exploration expenditures subsequent to the agreement,

•

100,000 shares upon obtaining a positive feasibility study for placing any part of the property into commercial production.

Walker Lane Project, Nevada

In January 2005, the Company signed an agreement with Newmont Capital Limited (“Newmont”) targeting a defined project area in Nevada’s Walker Lane Mineral Belt. The Company has committed to making $300,000 USD in exploration expenditures within the project area during the term of the two year agreement. The Company may, at its discretion, acquire one or more properties within the project area boundaries in which to conduct further exploration work. On the Company’s acquisition of any property interest, Newmont will be granted an NSR of 2.0% to 3.0% on a sliding scale based on the price of gold. Newmont will have a one-time right to enter a 50:50 Joint Venture upon the Company’s expenditures of $300,000 USD on an acquired property. When this right is exercised, Newmont will relinquish the NSR, manage the Joint Venture, and solely fund the next $1,000,000 USD in exploration expenditures to earn its 50% interest.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

July 31, 2006

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

4.

MINERAL PROPERTY INTERESTS (continued)

Walker Lane Project, Nevada (continued)

On June 16, 2006 the Company signed a mining lease agreement with Silverthorn Exploration, Inc (“Silverthorn”) to acquire a 100% interest in the Gila 24 Property. The Company is to make cash payments of:

•

US $10,000 upon signing (paid)

•

US $20,000 on or before each anniversary from March 31, 2007 to March 31, 2010

•

US $50,000 on or before each anniversary from March 31, 2011 to March 31, 2014

•

US $100,000 on or before each anniversary from March 31, 2015 until the option is exercised or the agreement is terminated.

The Company has an option to purchase the property, subject to a 2% net smelter royalty for a cash payment of

•

US $500,000 on or before March 31, 2010

•

US $1,000,000 after March 31, 2010 but on or before March 31, 2014,

•

US $5,000,000 after March 31, 2014

100% of the net smelter royalty can be purchased for

•

US $500,000 on or before March 31, 2010

•

US $1,000,000 after March 31, 2010 but on or before March 31, 2014,

•

US $2,000,000 after March 31, 2014

Northgate Exploration Alliance

In December 2005, the Company signed a letter of agreement with Northgate to cooperatively generate new exploration properties. The initial phase will consist of data compilation with each company contributing up to $20,000. The second phase of field examination will be funded by contributions of $130,000 from each company. Upon acquisition of a property, Northgate shall have an option to earn 60% of the acquired property by making the first $1.5 million in exploration expenditures. Upon completion of the earn-in, expenditures will be shared pro-rata between the Company and Northgate. The Company will be operator during the compilation and field examination phases of the project.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

July 31, 2006

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

4.

MINERAL PROPERTY INTERESTS (continued)

Wernecke Breccias, Yukon

In January 2006, the Company signed an agreement with Fronteer Development Group Inc (“Fronteer”) to acquire 700 mineral claims and a proprietary geoscience dataset covering a large region of the northern Yukon known as the “Wernecke Breccias”, from Newmont Exploration Canada Limited (“Newmont”) and NVI Mining Ltd., a subsidiary of Breakwater Resources Ltd. (“NVI”).

To complete the acquisition, $2 million in exploration expenditures must be spent within four years. Newmont and NVI retain a total 2% NSR and a right of first refusal, which terminates after completion of the exploration expenditures. There is a 7.5% to 15% Net Profits Interest payable to the underlying vendors. Fronteer will be operator of the project and will fund 100% of the exploration costs to earn an 80% interest, with the Company earning the remaining 20% interest. Once the $2 million has been expended, a Joint Venture will be formed between Fronteer and the Company, and ongoing exploration expenses will be shared pro-rata subject to dilution for non participation.  Should either party’s interest fall below 5%, their interest will be converted to a 3% Net Profits Interest after payback of capital.

5.

SHARE CAPITAL

Authorized:

     unlimited common shares without par value

Issued and fully paid common shares

	2006		2005
	Number of Shares	Amount	Number of Shares	Amount
January 31	19,999,539	$ 9,358,013	17,855,220	$ 7,467,987
Issued for cash
Exercise of warrants, net of issue costs of $nil (2005-$2,020)	-	-	199,067	188,390
Exercise of share purchase options, net of issue costs of $140 (2005-$45)	150,000	202,605	75,000	44,985
Private placement, net of issue costs of $55,243 (2005-$23,539)	1,572,000	2,494,757	415,500	476,461
July 31	21,721,539	$ 12,055,375	18,544,787	$ 8,177,823

* including transfer from contributed surplus on the exercise of vested options

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

July 31, 2006

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

5.

SHARE CAPITAL (continued)

The Company issues share purchase options to directors, officers, and employees of the Company and persons who provide ongoing services to the Company under an incentive stock option plan. Under the plan, the Company has reserved 2,172,154 shares to be issued pursuant to share purchase options. The exercise price of share purchase options will be no less than the closing price of the shares on the business day immediately preceding the date on which the option is granted less the discount permitted by the TSX Venture Exchange. Options will expire no later than five years from the grant date, except that they will expire within thirty days when the holder is no longer qualified to hold the option (other than for cause, when the option will expire immediately). Individual grants in excess of 30,000 shares vest over two years with one-half vesting immediately, one-quarter vesting on the first anniversary date of the grant and the remaining one-quarter vesting on the second anniversary date.

	July 31, 2006		July 31, 2005
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Outstanding at beginning of year	1,195,000	$ 0.99	1,645,000	$ 0.70
Granted	700,000	1.70	-	-
Exercised	150,000	0.74	75,000	0.25
Outstanding at end of period	1,745,000	1.03	1,570,000	0.77
Options exercisable at end of period	1,442,500	1.26	1,477,500	0.70

The following options and warrants to purchase common shares are outstanding at the date of these financial statements:

	Options Outstanding		Options Exercisable
Expiry Date	Number of shares	Exercise price	Number of shares	Exercise price
15-Jan-08	75,000	$ 0.60	75,000	$ 0.60
18-Dec-08	455,000	0.95	455,000	0.95
18-Jun-09	125,000	0.96	125,000	0.96
09-Dec-09	240,000	1.21	212,500	1.21
22-Dec-10	150,000	1.23	150,000	1.23
17-July-11	700,000	1.70	425,000	1.70
	1,745,000		1,442,500

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

July 31, 2006

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

5.

SHARE CAPITAL (continued)

Warrants Outstanding*	Number of Shares	Issue Price Per Share	Expiry Date	Grant Date

Broker Warrants	140,000	$1.70	13-April-08	13-April-06
Share Purchase Warrant	1,572,000	$2.00/$2.25	13-April-08	13-April-06

*All warrants were issued with a conversion feature whereby commencing August 13, 2006 if the common shares of the Company trade on any exchange for a period of 20 consecutive trading days at a price of $2.50 per share or greater in year one or $2.75 per share or greater in year two the Company may, at its option and by notice in writing to each holder, require the holder of the Warrant to exercise such Warrant within 30 days, failing which the Warrant will be deemed to have expired.

The weighted average grant-date fair value of share purchase options granted during the year ended January 31, 2006 was $1.06 per share (2005 - $0.83). The fair value of share purchase options granted since January 31, 2006 was $1.59. The Company determines the fair value of the options granted during a year for the purposes of determining share-based compensation expense using the Black-Scholes option pricing model using the following weighted average assumptions:

	July 31, 2006	January 31, 2006	January 31, 2005
Volatility	160%	137%	110%
Risk-free interest rate	4.38%	3.84%	2.60%
Expected life	5 years	5 years	4.6 years
Expected dividend yield	-	-	-

6.

RELATED PARTY TRANSACTIONS

The Company’s mineral property evaluation and exploration projects are managed by Equity Engineering Ltd. (“Equity”), a company indirectly owned and operated by officers and significant shareholders of the Company. Balances payable to Equity for fees and reimbursement of costs incurred on behalf of the Company have been separately disclosed as “Payable to Related Party”. Fees charged to the Company by Equity are on the same basis as those charged by Equity to unrelated third parties.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

July 31, 2006

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

6.

RELATED PARTY TRANSACTIONS (continued)

At the end of the quarter, Equity Engineering Ltd. (“Equity”) was indebted to the Corporation in the amount of $796,175 for advances for project expenses and consulting services provided by Equity. During the quarter ending July 31, 2006, the Corporation paid Equity $304,833 for geological consulting services (2005-$5,749) and $56,568 for providing general corporate and administrative services (2005-$63,125) composed of $944 for investor services (2005-$720), $32,513 for management services (2005-$24,086), $3,785 for office services (2005-$2,612), $15,101 for rent (2005-$17,393) and $4,224 for support services (2005-$18,314). In addition, exploration advances totalling $365,000 were made in anticipation of field work to be completed during August.

It is anticipated that Equity will continue to provide geological consulting and administrative support services to the Company from time to time, and Equity will be remunerated for such services at Equity’s standard commercial rates.

Equity is one of the underlying vendors who own a 7.5 to 15% Net Profits Interest (“NPI”) in the Wernecke Breccia property (Note 4). Equity’s share of the NPI is 40%. In addition, two of the directors and officers of the Company each own 20% of a different company which is entitled to 10% of the NPI.

7.

INCOME TAXES

The Company’s future income tax assets are:

	July 31	July 31	January 31
	2006	2005	2006
Future income tax assets
Mineral property interests	$ 2,107,514	$ 2,177,824	$ 1,859,190
Other assets	60,044	41,632	49,447
Tax loss carry-forwards	3,583,954	2,594,862	3,203,278
	5,751,512	4,814,318	5,111,915
Valuation allowance	(5,751,512)	(4,814,318)	(5,111,915)
Net future income tax assets	$ -	$ -	$ -

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

July 31, 2006

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

7.

INCOME TAXES (continued)

A reconciliation of the provision for recovery of income taxes is as follows:

	Six months ended July 31
	2006	2005
Loss before income taxes	$ 1,557,645	$ 788,344

Statutory tax rate	35.6%	37.6%

Recovery of income taxes based on combined Canadian and provincial statutory rates	$ 554,522	$ 296,417

Add (deduct):
Non-deductible expenses	(253,450)	(8,806)
Tax effect of current period losses not recognized	(301,072)	(287,611)
Future income tax recovery	$ -	$ -

8.

FINANCIAL INSTRUMENTS

(a)

Fair value of financial instruments

The Company’s financial instruments include cash, accounts receivable, temporary investments, accounts payable, payable to related party and joint venture deposits. The carrying values of these instruments in these financial statements are reported at their fair values with unrealized gains and losses reported in other comprehensive income.

(b)

Foreign exchange risk

The Company incurs certain expenses in currencies other than the Canadian dollar. As such, the Company is subject to foreign exchange risk as a result of fluctuations in exchange rates.

(c)

Market risk

The Company’s financial instruments include marketable securities which are publicly traded and therefore are subject to the market risks that affect all publicly traded securities. Some of these shares are thinly traded which could result in lower quoted market values.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

July 31, 2006

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

9.

DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN

CANADA AND THE UNITED STATES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). Accounting principles under Canadian GAAP which differ in certain respects from United States generally accepted accounting principles (“U.S. GAAP”) are:

(a)

Flow-through shares

The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards No. 109 “Accounting for Income Taxes”.  This statement requires the proceeds from shares issued pursuant to a flow-through offering to be allocated between the offering of shares and the sale of tax benefits, such as the renunciation of exploration expenditures to shareholders.  The sale of tax benefits is to be recorded as a deferred tax liability until the related asset is amortized or sold. Under Canadian GAAP, the estimated future income tax arising from the renunciation of expenses to subscribers is recorded as a cost of issuing the shares.  The Company has determined that there is no difference in the reported liabilities and shareholders’ equity arising from this difference in accounting policies.

(b)

Earnings per share

The weighted average number of shares outstanding used in the calculation of earnings per share under Canadian GAAP includes shares held in escrow. These shares are excluded in the calculation under U.S. GAAP.

(c)

Reconciliation

The effect of the differences between Canadian GAAP and U.S. GAAP on the consolidated financial statements is summarized as follows:

Loss per Share	3 months ended		6 months ended
	July 31 2006	July 31 2005	July 31 2006	July 31 2005
Weighted average number of shares under Canadian GAAP	21,721,539	18,008,766	21,077,760	17,951,120
Escrow shares	-	-	-	-
Weighted average number of shares under U.S. GAAP	21,721,539	18,008,766	21,077,760	17,951,120

Loss Per Share under U.S. GAAP	$0.06	$ 0.03	$0.07	$0.04

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

July 31, 2006

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

10.

ENVIRONMENTAL

The Company’s exploration activities are subject to various federal, provincial and state laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The Company conducts its operations so as to protect public health and the environment, and believes its operations are materially in compliance with all applicable laws and regulations. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations. Management’s current estimate of reclamation and other future site restoration costs to be incurred for existing mining interests has been included in these financial statements.

11.

OPERATING SEGMENT INFORMATION

The Company operates in one industry segment only within three geographical areas, Alaska, Canada and Nevada. All subsidiaries are operated as one entity with management in common located at the Company’s head office.

The following table shows the cash attributable to each operating segment as at July 31:

	2006	2005
Canada	$ 2,836,851	$ 2,372296
Alaska	25,608	104,030
Nevada	3,460	25,531
	$ 2,865,919	$ 2,501,857

All other assets are held solely by the Canadian segment.

The following table shows the revenue attributable to each operating segment:

	3 months ended July 31		6 months ended July 31
	2006	2005	2006	2005
Canada	42,869	34,762	$ 132,884	$ 90,071
Alaska	34	370	61	395
Nevada	-	41	14	53
	$ 42,903	$ 35,173	$ 132,959	$ 90,519

Exploration expenditures on the Company’s mineral properties by geographical segments are shown in the Consolidated Statement of Exploration Expenditures.

 Management Discussion
and Analysis

Form 51-102F1

For the six months ended

July 31, 2006

1.1

Date

The information in this form includes financial results for the quarter ending July 31, 2006 with other information current to August 31, 2006.

1.2

Overall Performance

Rimfire Minerals Corporation is a junior mineral explorer listed on the TSX Venture Exchange, trading under the symbol RFM. Rimfire continues to explore for precious and base metals in British Columbia, Yukon Territory, Nevada and Alaska.

In keeping with Rimfire’s generative exploration business model, considerable effort was directed towards generating new early stage gold and silver exploration targets and advancing wholly-owned projects in preparation for joint venture during the second quarter of 2006. This was accomplished through the Company’s relationships with joint venture partners, prospectors and through in-house research projects. The Company’s ability to generate new projects and capitalize on new opportunities has been greatly enhanced by the addition of three new members to the Rimfire team over the last year. Expanding and evaluating our portfolio of exploration opportunities will remain a focus throughout the second half of 2006.

Marketing efforts for this quarter focused on messaging to existing and potential partners and the investing public. Our focus heading into the fall is on new markets while maintaining our communication with existing shareholders and news subscribers.

Management anticipates this to be Rimfire’s busiest year in terms of active projects and exploration expenditures. With nine projects funded by the Company and its partners, expenditures are expected to exceed $5 million dollars, 80% of which is funded by partners.

2006 Exploration Overview

British Columbia

A prospecting follow up program was initiated at the Jake project with further prospecting and trenching planned for later in the exploration season. A stratigraphic drill program was launched at the RDN project targeting prospective Jurassic volcanic stratigraphy similar in age and geochemistry to the Eskay Creek Mine. The drill program was completed subsequent to the end of the quarter. The final planning stages for a surface exploration program at the Tide project are underway with the program to start up in mid September. The Company has signed an option agreement with Arcus Development Group Inc. to explore the Williams Property. Arcus will fund a four-hole, 1200 metre drill program designed to test the GIC gold-copper porphyry target in September 2006.

Alaska

The Company is working to secure a partner to conduct regional exploration on its Goodpaster District land holdings. A regional surface program consisting of stream sediment sampling, mapping and prospecting was conducted during the quarter to assess the 442 square kilometres of new claims Rimfire acquired in the Pogo district in late 2005.

Nevada

The Company refined drill targets based on results of field examinations carried out on the recently staked Poncho project area under the Walker Lane Exploration Alliance with Newmont Capital Limited. The Company successfully negotiated the acquisition of the adjacent Gila Property through a lease agreement with Silverthorn Exploration Limited. Permits are in place with the appropriate authorities to undertake a drill program slated for late October, 2006.

Yukon Territory

In January 2006, the Company signed an agreement jointly with Fronteer Development Group Inc (“Fronteer”) to acquire 700 mineral claims and a proprietary geoscience dataset, covering a large region of the northern Yukon known as the Wernecke Breccias, from Newmont Exploration Canada Limited and NVI Mining Ltd., a subsidiary of Breakwater Resources Ltd. Fronteer, as project operator, staked additional claims under the agreement and initiated a $2.5 million surface exploration program to assess the 28 target properties (covering 450 sq. kilometres). An airborne gravity survey commenced subsequent to the end of the quarter.

Financial Overview for Quarter Ended July 31, 2006

The Company granted stock options to directors and employees in July which had a significant effect on the net loss for the quarter. Without the effect of the share-based compensation, the expenditures for the quarter are 40% higher than the same quarter last year rather than the reported 485% higher. Other expenditures which increased are office expenses, which includes printing and mailing costs for the annual report and meeting materials, and salaries and support services which reflects the increased number of full-time staff in the Company. The year-to-date figures for general and administrative expenditures, excluding share-based compensation, are 20% higher than the first six months of last year.

Exploration expenditures are approximately the same for the second quarter of the current year compared to the previous fiscal year. Revenue from project management fees is much less than the same quarter last year since the major projects for which the Company is operator are scheduled to commence in September. Over the first six months of the year, the net loss from mineral property operations is 25% higher than the loss for the first six months in the previous year. Exploration work commenced much earlier than usual this year due to the geographic location of our newest projects, the Jake project in southern BC and the Poncho-Crow project in Nevada.

The Company’s working capital as of July 31, 2006 was $4,837,200, comprised of term deposits and other forms of cash plus a new short term investment strategy, compared to $2,905,645 at the end of the previous fiscal year and $2,730,544 as of July 31, 2005. The short-term investments are intended to take advantage of higher returns available with slightly less liquidity while maintaining the integrity of the principal invested. These investments have maturities ranging from 4 months to one year at rates up to 1% above those available on term deposits. The term deposits and cash are sufficient to complete the planned exploration initiatives for the current year without a requirement for additional financing.

1.3

Selected Annual Performance

Not applicable

1.4

Results of Operations

For the quarter ended July 31, 2006, Rimfire incurred a net loss of $1,220,675 ($0.06 per share) compared to a net loss of $561,774 ($0.03 per share) in the previous year. For the six months ended July 31, the net loss rises to $1,557,645 ($0.07 per share) for the current year compared to $788,344 (($0.07 per share) in the previous year. Revenue during the quarter increased by $11,511 as interest revenue doubled from the previous year. The same pattern holds for the year-to-date figures as revenue for the current year is more than double the revenue for the previous year. Interest revenue is significantly higher this year due to an increase in working capital from the private placement completed during the first quarter of 2006.

The major increases in general and administrative expenses are for share-based compensation and salaries and support services. Grant of incentive stock options to directors and employees resulted in a non-cash expense of $674,985 during the second quarter of 2006. There was no corresponding expense during the second quarter of 2005. Salaries and support services increased from $62,829 in 2005 to $91,572 in 2006. This reflects the addition of two full–time staff members and additional support services provided by Equity Engineering Ltd. Foreign exchange losses increased significantly during the quarter to $7,149 from a gain of $66 as changes in the US Dollar affected the Company’s expenditures and cash balances. Year-to-date figures reflect similar changes as salaries and support increased to $172,209 from $124,548 in the previous year and foreign exchange losses increased to $11,749 from $423 in 2005.

Commencing this fiscal year, the Company has added a Statement of Comprehensive Income which records gains and losses on marketable securities. The recent increases in the stock market have resulted in an increase of $152,707 in the fair value of shares which are available for sale since the end of the fiscal year. The sale of some of the Company’s marketable securities resulted in a reduction of $35,350 from comprehensive income as the realized gains were transferred to net income. The overall gain in fair value from the value initially recorded for these shares is $211,455.

Exploration expenditures during the second quarter, excluding those by joint-venture partners, totaled $377,354 ($396,059), and property acquisition costs totaled $28,888 ($4,783). For the first six months, the net exploration costs are $561,766 ($465,755) while acquisition costs totaled $45,994 ($6,914). The British Columbia Mineral Exploration Tax Credit Program will reimburse the Company for 20% of eligible expenditures in that jurisdiction. For the second quarter, exploration tax credits will be $14,829 compared to $1,161 in the previous year. For the six months ended July 31, the exploration tax credit will be $24,055 ($2,220).

Several factors come into play when comparing current fiscal year exploration expenditures to previous years. The first is the Walker Lane Alliance which permits exploration year-round in Nevada. During the first quarter of 2006, a comprehensive surface mapping and rock sampling program was conducted on the Poncho-Crow claim group. A second factor is the acquisition of the Jake property. This property has good year round access and is available for exploration for a longer field season than some of the Company’s other properties. This allowed the Company to conduct geophysical and trenching programs during the first quarter followed by silt-sampling and prospecting programs at the beginning of the second quarter.  The exploration tax credit for 2005 was reduced by the amount of eligible expenditures that were renounced to flow-through investors. This meant that even though expenditures were approximately the same in both years, the exploration tax credit is significantly increased in the current year.

The Corporation is in the exploration stage and its properties are presently without a known body of commercial ore. Its principal mineral properties are the following:

British Columbia

RDN

The RDN Property is located in the Liard Mining Division of British Columbia, approximately 120 kilometres northwest of Stewart, British Columbia. This property, covering approximately 14,092 hectares, is currently optioned to Northgate Minerals Corporation. The RDN property has had a protracted history of exploration; beginning in the late 1980’s and spurred on in the 1990’s by the discovery of gold-silver-rich massive sulphide in similar rocks at Eskay Creek, 50 kilometres to the south. The RDN property is largely underlain by Jurassic Hazelton Group stratigraphy similar in age, lithology and geochemistry to the Eskay Creek volcanogenic massive sulphide (VMS) deposit. An airborne geophysical survey was conducted over the Arctic Grid and LL areas of the property during the first quarter. Ongoing activities during this quarter included a surface mapping and sampling program to refine stratigraphic drill targets. A diamond drill program of four holes totaling 1,350 metres was initiated during the quarter and completed during August, 2006. In total, Northgate Minerals Corporation has committed to funding $1,000,000 in exploration expenditures for the RDN in 2006.

The work program is being conducted by Equity Engineering Ltd. under the direction of Murray Jones, P.Geo. a Qualified Person as defined by National Instrument NI 43-101. ALS Chemex Labs Ltd. of North Vancouver will analyze the drill core and rock samples.

Thorn

The Thorn Property is located in the Atlin Mining Division of British Columbia, approximately 120 kilometres northwest of Telegraph Creek. This property, covering 15,583 hectares, is a joint venture with Cangold Limited who has acquired a 51% interest in the property. The Thorn high-sulphidation vein system is hosted by feldspar-quartz-biotite-phyric diorite of the Late Cretaceous (ca. 91 Ma) Thorn Stock, which intrudes Upper Triassic Stuhini Group volcanic and sedimentary rocks. These high-sulphidation silver-gold-copper bearing veins represent the prime exploration targets on the Thorn property.

Cangold Limited is operator for this project and withdrew initial plans for a drill program this field season.

Tide

The Tide Property is located in the Skeena Mining Division of British Columbia, approximately 36 kilometres north of Stewart, British Columbia. This property, covering 2,964 hectares, is currently optioned to Serengeti Resources Inc. The Tide property lies in the heart of the Early Jurassic Stewart-Unuk-Iskut metallogenic belt, which hosts a number of silver-gold+copper vein and porphyry deposits associated with 193-198 Ma porphyritic intrusives. A surface sampling and mapping program targeting the Crest soil anomaly will be carried out in September, 2006 and is budgeted at $85,000.

The sampling program will be conducted by Equity Engineering Ltd. under the direction of Henry Awmack, P.Eng., a Qualified Person as defined by National Instrument NI 43-101.

Williams

The Williams Property, covering 10,727 hectares, is located in the Liard Mining Division of British Columbia, approximately 150 kilometres southeast of Dease Lake, British Columbia and 330 kilometres north of Smithers. The Williams property covers two distinct gold-bearing prospects in north-central British Columbia. The T-Bill prospect is a 3 km2 area of carbonate-sericite alteration, highly anomalous gold-arsenic soil geochemistry and gold-bearing quartz-sulphide veining. Drilling by Cominco and Du Pont in 1983 and 1984 intersected six separate 1.5 metre intercepts grading greater than 15 grams/tonne gold. A single 2003 drill hole (WG03-10) oriented to better intersect this structural corridor intersected four separate vein zones. The GIC prospect, located three kilometres to the north, is a previously unrecognized porphyry gold-copper target consisting of a poorly explained 0.7 km2 gold-copper soil geochemical anomaly centred on a prominent gossan which is parallel to and slightly offset from a 600 by 1800 metre Induced Polarization chargeability high anomaly.

The Company has signed an option agreement with Arcus Development Group Inc. to explore the Williams Property. Arcus will fund a four-hole, 1200 metre drill program designed to test the GIC gold-copper porphyry target in September 2006. This program will be conducted by Equity Engineering Ltd. under the direction of Jim Lehtinen, P.Geo., an independent Qualified Person as defined by National Instrument NI 43-101.

Kizmet Project

The Kizmet Project is a joint venture with Barrick Gold Corporation. Rimfire and Barrick staked a large area in the vicinity of the Thorn property, based on favourable regional geochemical stream sediment survey data and similar geology to that of the Thorn property. In January 2006, the number of claims was reduced to 93 totalling 34,078 hectares. Barrick is operator for this project. No exploration activities are planned by Barrick during 2006.

Jake Property

The Jake Property, covering 37,317 hectares, is located in Kamloops Mining Division of British Columbia, approximately 13 kilometres west of Clearwater, BC. The Company signed an option agreement effective October 29, 2005 to earn a 100% interest in the Jake claims (1,204 hectares), subject to a 4% NSR, half of which can be purchased for US$2 million. The Company will make cash payments totalling USD$300,000 and complete an aggregate of $300,000 (Canadian) in exploration expenditures before October 29, 2009. The surrounding claims were staked to cover geology prospective for high grade intrusion related gold mineralization. On May 18, 2006, the Company purchased the Clearwater Peak claim, located adjacent to the initial claim block, for $12,500, subject to a 1% NSR half of which can be purchased for $500,000.

In July 2006, the Company undertook a prospecting program to follow up on initial ground work undertaken in March 2006 that included property-wide silt sampling. This work has been completed and the Company is waiting for assay results. Efforts will now focus on preparation for a fall/winter trenching program at the Jake Showing to follow up gold-bearing quartz veins exposed in early 2006 trenching.

The sampling program was conducted by Equity Engineering Ltd. under the direction of Henry Awmack, P.Eng. a Qualified Person as defined by National Instrument NI 43-101. Samples were analyzed by ALS Chemex Labs Ltd. of North Vancouver and Eco-Tech Laboratory Limited of Kamloops.

Expenditures by the Company on the principal British Columbia properties during the quarter ended July 31, 2006 are:

	Jake	Kizmet	RDN	Thorn	Tide	Williams
Acquisition costs	$ 13,509	$ -	$ -	$ 385	$ -	$ -

Exploration costs
Aircraft and helicopter	-	-	-	-	-	-
Camp	5,735	-	-	32	3	28
Chemical analysis	15,300	-	-	-	-	-
Drafting	90	-	-	-	-	420
Drilling & trenching	-	-	-	-	-	-
Equipment rentals	2,216	-	-	20	-	20
Freight	219	-	-	-	-	-
Geological & engineering	34,822	122	1,363	1,718	-	1,877
Geophysical surveying	-	-	-	-	-	-
Maps and reproductions	914	-	-	6	-	-
Materials	3,243	-	1	71	20	140
Project management	6,804	-	79	1	-	87
Recording and filing	1,124	-	-	-	-	-
Travel	1,997	-	481	1,223	-	1,223
	72,464	122	1,924	3,071	23	3,795

Exploration tax credits	(13,330)		(242)	(6)	(5)	(176)
Joint venture payments	-	-	-	-	-	-
	59,134	122	1,682	3,065	18	3,619

Option proceeds	-	-	-	-	-	-

Cumulative Net Expenditures
Beginning of Quarter	74,440	128,989	723,959	1,099,972	(100,615)	$393,201
Property write-down or abandonment	-	-	-	-	-	-
End of Quarter	$147,083	$129,111	$725,641	$1,103,422	($100,597)	$396,820

United States

Alaska Properties

The Alaska Properties, located in the Goodpaster Mining District, Alaska, 65 kilometres northeast of Delta Junction, consist of six claim groups totaling 74,000 ha (182,800 acres). The ER-Ogo-Fire and Eagle claim groups were optioned to AngloGold (U.S.A) Exploration Inc. Effective December 31, 2005, an agreement was negotiated to re-acquire 100% interest in these claims subject to a 2% NSR. The Bou, Hawk, Swede and California-Surf groups are wholly owned by Rimfire Alaska, Ltd. The California-Surf property is subject to a 1.75% NSR and other payments based on aggregate exploration on the property. Two distinct, but related, target types have emerged on these properties: (1) high-grade, structurally-related gold-quartz veins, and; (2) lower-grade bulk tonnage sheeted vein systems. Each of the claim groups have demonstrated multi-element silt and soil geochemical anomalies and/or gold-bearing rock samples, providing abundant justification to carry out extensive exploration on each of the properties.

During July, a program of surface mapping and sampling was initiated on the Company’s properties. This included property wide silt sampling of streams on ground acquired in late 2005, and both reconnaissance and follow up soil sampling, mapping and prospecting of targets generated from previous programs. The program was completed in early August, 2006.

The Qualified Person for this property is Mark Baknes, P.Geo. Vice President, Exploration for the Company.

Walker Lane

Walker Lane Exploration Alliance with Newmont Mining Corporation targets a defined project area in Nevada’s Walker Lane Mineral Belt. The company has access to Newmont's geological, geochemical and geophysical databases for the project area, as well as dedicated technical assistance and the use of Newmont's "neural network" (pattern recognition) target map. The company refined drill targets based on results of a program of surface mapping and rock sampling undertaken on the Poncho and Crow claims during the previous quarter. The Company successfully negotiated the acquisition of the adjacent Gila Property through a lease agreement with Silverthorn Exploration Limited. Permits are in place with the appropriate authorities to undertake a drill program slated for late October, 2006.

The Qualified Person for this property is Mark Baknes, P.Geo. Vice President, Exploration for the Company.

Expenditures by the Company during the quarter ended July 31, 2006 (all amounts in Canadian Dollars) were:

	Alaska	Walker Lane
Acquisition costs	$ 2,663	$ 12,331

Exploration costs
Aircraft and helicopter	33,663	-
Camp	1,068	1,258
Chemical analysis	441	-
Drafting	-	-
Drilling & trenching	-	-

	Alaska	Walker Lane
Exploration costs
Equipment rentals	2,150	-
Freight	2,731	-
Geological and engineering	66,210	9,561
Geophysical surveying	-	-
Maps and reproductions	3,490	30
Materials	237	84
Project management	12,136	58
Recording and filing	31,612	17,609
Travel	7,044	585
	160,782	29,185

Exploration tax credits	-	-
Joint venture payments	-	-
	160,782	29,185

Option proceeds	-	-

Cumulative Net Expenditures
Beginning of Quarter	363,286	288,075
Property write-down or abandonment	-	-
End of Quarter	$526,731	$329,591

Wernecke Breccias, Yukon Territory

In January 2006, the Company signed an agreement jointly with Fronteer Development Group Inc (“Fronteer”) to acquire 700 mineral claims and a proprietary geoscience dataset, covering a large region of the northern Yukon known as the Wernecke Breccias, from Newmont Exploration Canada Limited (“Newmont”) and NVI Mining Ltd., a subsidiary of Breakwater Resources Ltd. (“NVI”). Fronteer has staked additional claims under the agreement. There is a 7.5% to 15% Net Profits Interest payable to the underlying vendors.

Fronteer is the operator for the project and initiated a $2.5 million exploration program to assess the 28 target properties (covering 450 sq. km). Prospecting, mapping, geochemical sampling and additional claim staking are ongoing. An airborne gravity survey was initiated subsequent to the end of the quarter.

Other Properties and Alliances

Northgate Alliance

In December 2005, the Company signed an agreement with Northgate to jointly pursue exploration opportunities. Each company will contribute $150,000 to the joint venture in 2006, including $40,000 to identify and research precious metal exploration targets.

Reconnaissance exploration programs were conducted on two target areas generated during the research phase of the alliance. Programs consisted of stream silt sampling and limited prospecting. Evaluation of results is ongoing and the follow up exploration program on one of the target areas was initiated near the end of the quarter.

Other Properties

The Company’s other mineral property interests are:

•

The Adam Property, covering 1,823 hectares, is located in the Skeena Mining Division of British Columbia, approximately 70 kilometres northwest of Stewart. The Company owns 100% of these claims.

•

The Nechako Property, covering 2,594 hectares, is located in the Omineca Mining Division of British Columbia, approximately 215 kilometres west of Prince George. The Company owns 100% of these claims.

•

The Fer Property, consisting of 118 claims, is located in the Watson Lake Mining District of Yukon Territory, approximately 20 kilometres west of Tungsten in the Northwest Territories and approximately 200 kilometres north of Watson Lake, Yukon Territory. The Company owns a 51% interest in these claims.

•

The Simpson Property, consisting of 8 claims, is located in the Watson Lake Mining District of Yukon Territory, approximately 105 kilometres northwest of Watson Lake, Yukon Territory. The Company owns 100% of these claims.

The following table shows the detailed expenditures for the Company’s other properties during the quarter ended July 31, 2006.

	Adam	Fer	Northgate Alliance	Wernecke	Other
Acquisition costs	$ -	$ -	$ -	$ -	$ -

Exploration costs
Aircraft and helicopter	-	-	48,178	-	-
Camp	-	14	8,793	-	1,203
Chemical analysis	-	-	12,439	-	207
Drafting	-	-	640	-	-
Drilling & trenching	-	-	-	-	-
Equipment rentals	-	-	7,590	-	16
Freight	-	-	3,382	-	-
Geological & engineering	38	-	44,576	-	16,794

	Adam	Fer	Northgate Alliance	Wernecke	Other
Exploration costs
Geophysical surveying	-	-	-	-	-
Maps and reproductions	-	-	8,506	-	173
Materials	-	-	2,855	-	1,312
Project management	-	-	13,431	-	389
Recording and filing	-	10,500	-	-	337
Travel	-	-	8,734	8	1,767
	38	10,514	159,124	8	22,198

Exploration tax credits	-	-	-	-	(1,070)
Joint venture payments	-	(5,145)	(80,183)	-	(566)
	38	5,369	78,941	8	20,562

Option proceeds	-	-	-	-	-

Cumulative Net Expenditures
Beginning of Year	62,823	104,266	12,813	9,783	68,512
Property write-down or abandonment	-	-	-	-	-
End of Year	$62,861	$109,635	$91,754	$9,791	$89,074

The notes accompanying the consolidated financial statements contain additional details regarding option or joint venture agreements for each property.

1.5

Summary of Quarterly Results

The following table summarizes information regarding the Company's operations on a quarterly basis for the last two fiscal years.

Quarter Ended	Mineral Property Revenue $	Other Revenue $	Income (loss) $	Income (loss) per share $
July 31, 2006	1,858	41,045	(1,220,675)	(0.06)
April 30, 2006	60,522	29,534	(336,970)	(0.02)
January 31, 2006	124,943	29,773	(515,970)	(0.03)
October 31, 2005	18,353	18,778	(513,695)	(0.03)
July 31, 2005	15,891	13,265	(567,371)	(0.03)
April 30, 2005	40,590	14,756	(226,570)	(0.01)
January 31, 2005	89,691	17,765	(680,298)	(0.04)
October 31, 2004	184,254	39,468	(307,839)	(0.02)

Expenditures generally exhibit a seasonal variation being lower in the first and last quarters and higher during the second and third quarters of each year. This variation is due to the climate where exploration is taking place, which restricts exploration to the summer months. The reported figures as shown above have some of this seasonality masked by share-based compensation awards. The addition of Nevada and southern BC projects has extended the exploration season to include portions of the first and last quarter of each year. In future, it is anticipated that exploration expenditures will be more consistent between quarters.

1.6

Liquidity

The Company’s working capital as of July 31, 2006 was $4,837,200, comprised of term deposits and other forms of cash plus a new short term investment strategy, compared to $2,905,645 at the end of the previous fiscal year and $2,730,544 as of July 31, 2005. The short-term investments are intended to take advantage of higher returns available with slightly less liquidity while maintaining the integrity of the principal invested. These investments have maturities ranging from 4 months to one year at rates up to 1% above those available on term deposits. The Company expects that current working capital will be sufficient for the 2006 and 2007 fiscal years.

The Company had 21,721,539 issued and outstanding common shares as of July 31, 2006. This is unchanged from the share position at the end of the first quarter. The increase from 19,999,539 at January 31, 2006 was due to exercise of share purchase options and a private placement completed in April. During the first quarter, 150,000 employee stock options were exercised for net proceeds of $111,511. The private placement consisted of 1,500,000 units at a price of $1.70 per unit with each unit consisting of one common share and one non-transferable share purchase warrant. Each Warrant entitles the holder to purchase one additional common share at a price of $2.00 per share in year one and $2.25 per share in year two. The Warrants contain a provision whereby, commencing August 13, 2006, if the common shares of the Company trade on any exchange for a period of 20 consecutive trading days at a price of $2.50 per share or greater in year one or $2.75 per share or greater in year two the Company may, at its option and by notice in writing to each holder, require the holder of the Warrant to exercise such Warrant within 30 days, failing which the Warrant will be deemed to have expired. Proceeds from the private placement financing will be used for continued exploration of the Company's mineral property interests, development of other projects and for general corporate purposes. This financing closed on April 13, 2006 with gross proceeds of $2,550,000. Share issue costs were $55,243.

During the quarter, 700,000 incentive stock options were granted to directors, officers and employees at an exercise price of $1.70 with an expiry date of July 17, 2011. This brings the total number of outstanding options to 1,745,000 at a weighted average exercise price of $1.30. Of these 1,442,500 are currently exercisable. In conjunction with the private placement, 1,572,000 share purchase warrants and 140,000 Broker’s warrants at an exercise price of $1.70 were issued. The expiry date for all warrants is April 13, 2008. If all vested options and warrants are exercised, a maximum of $5,143,375 will be added to the Corporation’s treasury, and shares outstanding will total 24,876,039

Two-thirds of the Company’s financial instruments are fully cashable at any time with no restrictions on availability of funds. The remaining one-third is  invested in short term investments with expiry dates ranging from 3 months to one year which will ensure that funds are available to meet financial obligations as they come due. There is no long-term debt. The Company’s current obligations include rent on office premises which requires 6-month written notice. The other current obligations are statutory withholding and payroll taxes.

1.7

Capital Resources

The company’s primary capital assets are mineral property interests. The company expenses all costs related to mineral properties so they do not appear on the Company’s balance sheet as an asset.

None of the property agreements are binding on the Company or on the Company’s option partners, with the exception of the Walker Lane Alliance where total expenditures shown below are required by the agreement. If management chooses to continue with exploration, the following schedule of payments will be required in the next year:

Property	Amount	Date of payment
Adam	Nil
Fer	51% of cash in lieu and filing $5,355	June 10, 2007
Jake	Cash payment of $20,000 USD (approximately $22,600 CAD) Exploration totalling $100,000 CAD	October 29, 2006 October 29, 2007
Kizmet	Nil
Northgate Alliance	Nil
RDN	Nil
Thorn	Nil
Tide	Nil
Wernecke Breccias	Nil
Williams	Advance royalty payment - $5,000	December 15, 2006
Alaska properties	Claim rental - $91,180 USD (approximately $103,115 CAD) Assessment & filing - $3,347 USD (approximately $3,785 CAD)	November 30, 2006 November 30, 2006
Nevada properties	Additional project exploration $82,340 USD (approximately $93,120 CAD) Lease payment of $20,000 USD (approximately $22,600 CAD)	December 31, 2006 March 31, 2007

All of these payments can be made from current assets without any requirement to pursue additional financing.

1.8

Off-Balance Sheet Arrangements

The Company does not utilize off-balance sheet arrangements.

1.9

Transactions with Related Parties

The Company’s mineral property evaluation and exploration projects are managed by Equity Engineering Ltd. (“Equity”), a company indirectly owned and operated by officers and directors of the Company. Balances payable to Equity for fees and reimbursement of costs incurred on behalf of the Company have been separately disclosed in the financial statements as “Payable to Related Party”. Fees charged to the Company by Equity are on the same basis as those charged by Equity to unrelated third parties.

As at July 31, 2006, Equity was indebted to the Corporation in the amount of $796,175 for advances for project expenses and consulting services provided by Equity. During the quarter ending July 31, 2006, the Corporation paid Equity $304,833 for geological consulting services and $56,568 for providing general corporate and administrative services composed of $944 for investor services, $32,513 for management services, $3,785 for office services, $15,101 for rent and $4,224 for support services. In addition, exploration advances totalling $365,000 were made in anticipation of field work to be completed during August.

During the first quarter ending April 30, 2006, the Corporation paid Equity $17,238 for geological consulting services and $69,617 for providing general corporate and administrative services composed of $926 for investor services, $32,400 for management services, $3,549 for office services, $17,780 for rent and $14,962 for support services. In addition, exploration advances totaling $92,000 were made in anticipation of field work commencing in early May.

It is anticipated that Equity will continue to provide geological consulting and administrative support services to the Company from time to time, and Equity will be remunerated for such services at standard commercial rates.

Equity Engineering Ltd. is one of the underlying vendors who own a 7.5 to 15% Net Profits Interest (“NPI”) for the Wernecke Breccia property. Equity’s share of the NPI is 40%. In addition, two of the directors and officers each own 20% of a different company which is entitled to 10% of the NPI.

1.10

Fourth Quarter

Not applicable

1.11

Proposed Transactions

There are no proposed transactions which will materially affect the Company’s performance. The Company has a business plan that includes identifying exploration projects, conducting initial exploration then optioning the project to a partner. Acquisitions and dispositions are an essential and on-going part of this plan.

1.12

Critical Accounting Estimates

Not applicable

1.13

Changes in Accounting Policies including Initial Adoption

The Company adopted the new accounting recommendations of the Canadian Institute of Chartered Accountants for the recognition, measurement and disclosure of financial instruments, hedges and comprehensive income effective for the current fiscal year. This requires that all non-derivative financial assets be measured at fair value with changes in fair value of available-for-sale marketable securities disclosed in other comprehensive income. Since this is the first year in which this policy has been applied, the opening balance of accumulated other comprehensive income includes the difference between cost and fair value for marketable securities at the end of the previous fiscal year. The current quarter’s gains or losses in value are recognized in other comprehensive income. When securities are sold and gains or losses are realized, these gains or losses will be removed from other comprehensive income and reported in the Consolidated Statement of Operations. The transition provisions do not require restatement of previous financial statements. The fair values of securities which are traded on a recognized exchange are reported at the closing price on the balance sheet date or the last date on which the shares traded. When the Company’s holdings exceed 20 days of average trading volume, appropriate discounts from closing price will be applied to reflect the net realizable market value.

1.14

Financial Instruments and Other Instruments

The company does not employ a hedging strategy or a foreign exchange protection strategy. The majority of the Company’s income and expenses are denominated in Canadian dollars. The income which is received in U.S. Dollars is preserved in a U.S. Dollar account for use in paying U.S. Dollar denominated expenses.

1.15

Other Requirements

The Company has filed an alternative form of Annual Information Form on SEDAR at www.sedar.com. The Company also files technical reports on all material properties, press releases and material change reports on SEDAR. The company is a foreign private issuer as defined by the Securities and Exchange Commission in the United States. As such, the Company files an annual report on Form 20-F and interim reports and other filings on Form 6-K. These reports are available on EDGAR at www.sec.gov/edgar.shtml. Additional information about the company can be accessed at the company’s website (www.rimfireminerals.com.)

Additional Disclosure for Venture Issuers without Significant Revenue

Please refer to the Statement of Loss and Deficit and Note 4 of the financial statements regarding the components of general and administrative and exploration costs for the Company’s mineral property interests.

Disclosure of Outstanding Share Data

Please refer to Note 5 of the financial statements for details of share issues prior to July 31, 2006. The number of common shares issued and outstanding was 21,721,539 as of August 31, 2006.

Forward-Looking Information

This MD&A may contain certain forward-looking statements. These forward-looking statements include estimates, forecasts, and statements as to management’s expectations with respect to, among other things, future metal production and production costs, potential mineralization and reserves, exploration results, progress in the development of mineral properties, demand and market outlook for commodities and future plans and objectives of Rimfire Minerals Corporation. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” or “continue” or the negative thereof or variations thereon or similar terminology. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management are inherently subject to significant business, economic and competitive uncertainties and contingencies. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Rimfire expressly disclaims any intention, or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RIMFIRE MINERALS CORPORATION (Registrant)

Date: September 20, 2006	By: “David A. Caulfield”

David A. Caulfield, President